Copa Holdings Announces Monthly Traffic Statistics for December 2013

PANAMA CITY, Jan. 13, 2014 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for December 2013:

Operating Data	December	December	% Change	FY	FY	% Change
	2013	2012	(YOY)	2013	2012	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,703.7	1,550.7	9.9%	18,949.7	16,566.6	14.4%
RPM (mm) (2)	1,324.6	1,181.8	12.1%	14,532.8	12,499.4	16.3%
Load Factor (3)	77.7%	76.2%	1.5p.p.	76.7%	75.4%	1.2p.p.
International Service
ASM (mm) (1)	1,650.6	1,484.3	11.2%	18,310.1	15,821.9	15.7%
RPM (mm) (2)	1,283.6	1,127.9	13.8%	14,030.0	11,914.7	17.8%
Load Factor (3)	77.8%	76.0%	1.8p.p.	76.6%	75.3%	1.3p.p.
Domestic Service
ASM (mm) (1)	53.1	66.4	-20.1%	639.6	744.7	-14.1%
RPM (mm) (2)	41.0	54.0	-24.0%	502.9	584.6	-14.0%
Load Factor (3)	77.2%	81.2%	-4.0p.p.	78.6%	78.5%	0.1p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of December 2013, Copa Holdings' system-wide passenger traffic (RPM) increased 12.1% year over year, while capacity increased 9.9%. As a result, system load factor for December 2013 was 77.7%, a 1.5 percentage point increase when compared to December 2012.

International passenger traffic grew 13.8%, while capacity increased 11.2%. This resulted in a load factor of 77.8%, a 1.8 percentage point increase when compared to December 2012. For the month, International capacity represented 96.9% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 24.0%, while capacity decreased 20.1%. As a result, domestic load factor for the month decreased 4.0 percentage points to 77.2%. For the month, domestic capacity represented 3.1% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 66 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 90 aircraft: 64 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Rafael Arias, Panama, Director-Investor Relations, (507) 304-2431